Exhibit 99.1

VNET Reports Unaudited Second Quarter 2022 Financial Results

BEIJING, August 30, 2022 /PRNewswire/ -- VNET Group, Inc. (Nasdaq: VNET) ("VNET" or the "Company"), a leading carrier- and cloud-neutral Internet data center services provider in China, today announced its unaudited financial results for the three months ended June 30, 2022.

“We delivered solid results in the second quarter amid macro uncertainties and tightened restrictions to contain COVID resurgences,” said Samuel Shen, Chief Executive Officer of VNET and Executive Chairman of VNET's Retail IDC. “Notably, our wholesale business continued making good progress. We extended our contract with a leading social platform in China in the second quarter, generating a capacity of approximately 14MW, and recently signed a new contract generating a capacity of 15MW with a leading cloud service provider in China. Our retail business also achieved impressive results driven by rising digital demand from various industries. With our strong operating capabilities, deep industry experience and proven technology expertise, we are confident our compelling value proposition will enable us to seize new growth opportunities and create additional value for all of our stakeholders.”

Tim Chen, Chief Financial Officer of VNET, commented, “Fueled by our dual-core growth strategy, this quarter we delivered a robust financial performance with a year-over-year growth 15.2% and 14.5% in revenue and adjusted EBITDA, respectively. Our solid financial position provides a firm foundation from which to drive long-term, sustainable growth as we continue to leverage our scalable service offerings, build our customer base across a wider variety of industries and maximize the opportunities ahead.”

Second Quarter 2022 Financial Highlights

•	Net revenues increased by 15.2% to RMB1.72 billion (US$257.5 million) from RMB1.50 billion in the same period of 2021.
•	Adjusted cash gross profit (non-GAAP) increased by 11.5% to RMB713.7 million (US$106.6 million) from RMB640.2 million in the same period of 2021. Adjusted cash gross margin (non-GAAP) was 41.4%, compared to 42.8% in the same period of 2021.
•	Adjusted EBITDA (non-GAAP) increased by 14.5% to RMB486.9 million (US$72.7 million) from RMB425.1 million in the same period of 2021. Adjusted EBITDA margin (non-GAAP) was 28.2%, compared to 28.4% in the same period of 2021.

Second Quarter 2022 Operational Highlights

•	Total cabinets under management increased by 1,867 in the second quarter of 2022 to reach 80,831 as of June 30, 2022, compared to 62,876 as of June 30, 2021.
•	Cabinets utilized by customers increased by 1,468 in the second quarter of 2022 to reach 44,500 as of June 30, 2022, compared to 36,625 as of June 30, 2021.
•	Overall utilization rate of cabinets[1] was 55.1% as of June 30, 2022, compared to 58.2% as of June 30, 2021.
•	Retail IDC MRR[2] per cabinet reached RMB9,186 in the second quarter of 2022, compared to RMB9,015 in the second quarter of 2021.

Update on the Non-binding Acquisition Proposal

The Company has retained Citigroup Global Markets Asia Limited as its financial advisor and Davis Polk & Wardwell LLP as its legal counsel to assist it in review and evaluation of the previously announced preliminary non-binding proposal letter dated April 6, 2022 to acquire all of the outstanding ordinary shares of the Company (the “Proposal”) and any alternative strategic option that the Company may pursue.

1 The overall utilization rate is calculated by dividing the number of customer-utilized cabinets by the total cabinets under management at the end of the period. Before the first quarter of 2022, the Company used the compound utilization rate, a metric that was calculated based on the weighted average number of customer-utilized cabinets over the reported period.

2 Retail IDC MRR refers to Monthly Recurring Revenues for the retail IDC business.

The Board of Directors (the “Board”) cautions the Company’s shareholders and others considering trading the Company’s securities that the Board has not made any decisions with respect to the Proposal or any alternative strategic option that the Company may pursue. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

Second Quarter 2022 Financial Results

NET REVENUES: Net revenues in the second quarter of 2022 were RMB1.72 billion (US$257.5 million), representing an increase of 15.2% from RMB1.50 billion in the same period of 2021. The year-over-year increase was mainly due to the increased demand from both wholesale and retail IDC customers, as well as the growth of revenue from cloud business.

GROSS PROFIT: Gross profit in the second quarter of 2022 was RMB357.8 million (US$53.4 million), compared with RMB359.5 million in the same period of 2021. Gross margin in the second quarter of 2022 was 20.7%, compared to 24.0% in the same period of 2021.

ADJUSTED CASH GROSS PROFIT, which excludes depreciation, amortization, and share-based compensation expenses, was RMB713.7 million (US$106.6 million) in the second quarter of 2022, compared to RMB640.2 million in the same period of 2021. Adjusted cash gross margin in the second quarter of 2022 was 41.4%, compared to 42.8% in the same period of 2021.

OPERATING EXPENSES: Total operating expenses in the second quarter of 2022 were RMB321.7 million (US$48.0 million), compared to RMB262.5 million in the same period of 2021. As a percentage of net revenues, total operating expenses in the second quarter of 2022 were 18.7%, compared to 17.5% in the same period of 2021.

Sales and marketing expenses in the second quarter of 2022 were RMB80.4 million (US$12.0 million), compared to RMB59.6 million in the same period of 2021.

Research and development expenses in the second quarter of 2022 were RMB76.7 million (US$11.5 million), compared to RMB38.3 million in the same period of 2021.

General and administrative expenses in the second quarter of 2022 were RMB167.0 million (US$24.9 million), compared to RMB154.2 million in the same period of 2021.

ADJUSTED OPERATING EXPENSES, which exclude share-based compensation expenses, compensation for postcombination employment in an acquisition and impairment of loan receivable to potential investee, were RMB250.7 million (US$37.4 million) in the second quarter of 2022, compared to RMB235.6 million in the same period of 2021. As a percentage of net revenues, adjusted operating expenses in the second quarter of 2022 were 14.5%, compared to 15.7% in the same period of 2021.

ADJUSTED EBITDA: Adjusted EBITDA in the second quarter of 2022 was RMB486.9 million (US$72.7 million), representing an increase of 14.5% from RMB425.1 million in the same period of 2021. Adjusted EBITDA in the second quarter of 2022 excluded share-based compensation expenses of RMB47.5 million (US$7.1 million). Adjusted EBITDA margin in the second quarter of 2022 was 28.2%, compared to 28.4% in the same period of 2021.

NET PROFIT/LOSS: Net loss attributable to ordinary shareholders in the second quarter of 2022 was RMB377.2 million (US$56.3 million), compared to a net profit of RMB455.9 million in the same period of 2021. Net loss attributable to ordinary shareholders in the second quarter of 2022 included a foreign exchange loss of RMB319.9 million (US$47.8 million), compared to a foreign exchange gain of RMB78.0 million in the same period of 2021.

PROFIT/LOSS PER SHARE: Basic and diluted loss per share in the second quarter of 2022 were both RMB0.43 (US$0.06) which represented the equivalent of both RMB2.58 (US$0.36) per American depositary share ("ADS"). Each ADS represents six Class A ordinary shares. Diluted profit/loss per share is calculated using adjusted net profit/loss attributable to ordinary shareholders divided by the weighted average number of diluted shares outstanding.

As of June 30, 2022, the aggregate amount of the Company’s cash, cash equivalents and restricted cash was RMB3.62 billion (US$539.9 million).

Net cash generated from operating activities, in the second quarter of 2022, was RMB942.7 million (US$140.7 million), compared to RMB314.8 million in the same period of 2021.

Business Outlook

In consideration of COVID-related disruptions in the second quarter 2022 and softer economic conditions, the Company currently expects net revenues for the full year of 2022 to be in the range of RMB7,250 million to RMB7,550 million, and adjusted EBITDA to be in the range of RMB1,800 million to RMB1,950 million.

The forecast reflects the Company’s current and preliminary views on the market and its operational conditions, which does not factor in any of the potential future impacts caused by the ongoing COVID-19 pandemic, and is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 9:00 PM U.S. Eastern Time on Tuesday, August 30, 2022, or 9:00 AM Beijing Time on Wednesday, August 31, 2022.

For participants who wish to join the call, please access the link provided below to complete the online registration process and dial in 5 minutes prior to the scheduled call start time.

Event Title:	VNET Second Quarter 2022 Earnings Conference Call
Registration Link:	https://register.vevent.com/register/BIe1ecf9e092d04400b0020b258448551c

Upon registration, each participant will receive a set of dial-in numbers by location, a personal PIN and an email with further detailed instructions, which will be used to join the conference call.

A simultaneous audio webcast and replay of the conference call will be accessible on the Company’s investor relations website at http://ir.vnet.com.

Non-GAAP Disclosure

In evaluating its business, VNET considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission as a supplemental measure to review and assess its operating performance: adjusted cash gross profit, adjusted cash gross margin, adjusted operating expenses, adjusted EBITDA and adjusted EBITDA margin. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and non-GAAP results" set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors' overall understanding of the Company's current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company's calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.6981 to US$1.00, the noon buying rate in effect on June 30, 2022, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company's year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About VNET

VNET Group, Inc. is a leading carrier- and cloud-neutral Internet data center services provider in China. VNET provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security, and speed of its customers' internet infrastructure. Customers may locate their servers and equipment in VNET's data centers and connect to China's internet backbone. VNET operates in more than 30 cities throughout China, servicing a diversified and loyal base of over 6,500 hosting and related enterprise customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “target,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as VNET’s strategic and operational plans contain forward-looking statements. VNET may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about VNET’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: VNET’s goals and strategies; VNET’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, VNET’s services; VNET’s expectations regarding keeping and strengthening its relationships with customers; VNET’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where VNET provides solutions and services. Further information regarding these and other risks is included in VNET’s reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and VNET undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

Xinyuan Liu

Tel: +86 10 8456 2121

Email: ir@vnet.com

VNET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2021	June 30, 2022
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	1,372,481	3,408,381	508,858
Restricted cash	327,767	202,374	30,214
Accounts and notes receivable, net	1,405,997	1,745,156	260,545
Prepaid expenses and other current assets	2,049,911	1,916,422	286,114
Amounts due from related parties	167,967	173,142	25,848
Total current assets	5,324,123	7,445,475	1,111,579

Non-current assets:
Property and equipment, net	10,092,419	10,485,412	1,565,431
Intangible assets, net	900,335	871,067	130,047
Land use rights, net	337,235	333,187	49,744
Operating lease right-of-use assets, net	2,869,338	2,801,343	418,229
Goodwill	1,339,657	1,339,657	200,006
Restricted cash	8,225	5,500	821
Deferred tax assets, net	168,002	157,719	23,547
Long-term investments, net	98,243	29,506	4,405
Other non-current assets	1,957,462	2,007,789	299,755
Total non-current assets	17,770,916	18,031,180	2,691,985
Total assets	23,095,039	25,476,655	3,803,564

Liabilities and Shareholders' Equity
Current liabilities:
Accounts and notes payable	493,506	695,034	103,766
Accrued expenses and other payables	2,298,089	2,009,115	299,953
Advances from customers	1,041,902	1,238,029	184,833
Deferred revenue	55,695	75,766	11,312
Income taxes payable	43,770	47,492	7,090
Amounts due to related parties	8,772	4,791	715
Current portion of long-term borrowings	384,158	415,907	62,093
Current portion of finance lease liabilities	244,032	224,454	33,510
Current portion of deferred government grant	2,074	2,074	310
Current portion of operating lease liabilities	607,997	579,956	86,585
Total current liabilities	5,179,995	5,292,618	790,167

Non-current liabilities:
Long-term borrowings	2,215,015	2,835,549	423,336
Convertible promissory notes	4,266,951	6,117,694	913,348
Non-current portion of finance lease liabilities	1,119,751	1,117,232	166,798
Unrecognized tax benefits	77,573	80,621	12,036
Deferred tax liabilities	348,404	360,873	53,877
Non-current portion of deferred government grant	2,294	1,114	166
Non-current portion of operating lease liabilities	2,284,055	2,258,049	337,118
Total non-current liabilities	10,314,043	12,771,132	1,906,679

Shareholders' equity
Treasury stock	(349,523)	(349,523)	(52,182)
Ordinary shares	60	60	9
Additional paid-in capital	15,198,055	15,229,505	2,273,705
Accumulated other comprehensive loss	(90,443)	(29,383)	(4,387)
Statutory reserves	74,462	75,540	11,278
Accumulated deficit	(7,590,382)	(7,877,958)	(1,176,148)
Total VNET Group, Inc. shareholders’ equity	7,242,229	7,048,241	1,052,275
Noncontrolling interest	358,772	364,664	54,443
Total shareholders' equity	7,601,001	7,412,905	1,106,718
Total liabilities and shareholders' equity	23,095,039	25,476,655	3,803,564

VNET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	Three months ended				Six months ended
	June 30, 2021	March 31, 2022	June 30, 2022		June 30, 2021	June 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues	1,496,978	1,645,486	1,724,863	257,515	2,883,901	3,370,349	503,180
Cost of revenues	(1,137,463)	(1,289,965)	(1,367,086)	(204,101)	(2,201,074)	(2,657,051)	(396,687)
Gross profit	359,515	355,521	357,777	53,414	682,827	713,298	106,493

Operating income (expense)
Other operating income	-	39,697	1,588	237	-	41,285	6,164
Sales and marketing	(59,589)	(74,941)	(80,368)	(11,999)	(133,565)	(155,309)	(23,187)
Research and development	(38,296)	(72,615)	(76,740)	(11,457)	(71,861)	(149,355)	(22,298)
General and administrative	(154,243)	(154,237)	(167,044)	(24,939)	(289,489)	(321,281)	(47,966)
(Allowance) reversal for doubtful debt	(7,527)	2,633	845	126	(7,920)	3,478	519
Impairment of loan receivable to potential investee	(2,816)	-	-	-	(2,816)	-	-
Total operating expenses	(262,471)	(259,463)	(321,719)	(48,032)	(505,651)	(581,182)	(86,768)

Operating profit	97,044	96,058	36,058	5,382	177,176	132,116	19,725
Interest income	8,103	4,549	8,814	1,316	13,812	13,363	1,995
Interest expense	(87,095)	(53,119)	(68,530)	(10,231)	(171,574)	(121,649)	(18,162)
Other income	5,263	5,391	2,896	432	7,435	8,287	1,237
Other expenses	(11,872)	(352)	(693)	(103)	(15,294)	(1,045)	(156)
Changes in the fair value of convertible promissory notes	424,107	60,278	(2,321)	(347)	415,466	57,957	8,653
Foreign exchange gain (loss)	78,026	24,749	(319,875)	(47,756)	44,180	(295,126)	(44,061)
Gain (loss) before income taxes and (loss) gain from equity method investments	513,576	137,554	(343,651)	(51,307)	471,201	(206,097)	(30,769)
Income tax expenses	(29,499)	(46,700)	(30,946)	(4,620)	(66,798)	(77,646)	(11,592)
(Loss) gain from equity method investments	(23,605)	2,047	1,090	163	(24,910)	3,137	468
Net profit (loss)	460,472	92,901	(373,507)	(55,764)	379,493	(280,606)	(41,893)
Net gain attributable to noncontrolling interest	(4,620)	(2,195)	(3,696)	(552)	(8,300)	(5,891)	(880)
Net profit (loss) attributable to the Company’s ordinary shareholders	455,852	90,706	(377,203)	(56,316)	371,193	(286,497)	(42,773)

Profit (loss) per share
Basic	0.52	0.10	(0.43)	(0.06)	0.42	(0.32)	(0.05)
Diluted	0.04	0.03	(0.43)	(0.06)	(0.05)	(0.37)	(0.06)
Shares used in profit (loss) per share computation
Basic*	869,645,966	885,771,728	886,204,618	886,204,618	863,960,057	885,915,878	132,263,758
Diluted*	905,446,557	938,146,240	886,204,618	886,204,618	905,136,178	919,915,879	137,339,825

Profit (loss) per ADS (6 ordinary shares equal to 1 ADS)
Basic	3.12	0.60	(2.58)	(0.36)	2.52	(1.92)	(0.30)
Diluted	0.24	0.18	(2.58)	(0.36)	(0.30)	(2.22)	(0.36)

 * Shares used in profit (loss) per share/ADS computation were computed under weighted average method.

VNET GROUP, INC.
RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS
(All amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Six months ended
	June 30, 2021	March 31, 2022	June 30, 2022		June 30, 2021	June 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	359,515	355,521	357,777	53,414	682,827	713,298	106,493
Plus: depreciation and amortization	277,288	327,393	362,003	54,046	555,139	689,396	102,924
Plus: share-based compensation expenses	3,444	1,860	(6,066)	(906)	7,570	(4,206)	(628)
Adjusted cash gross profit	640,247	684,774	713,714	106,554	1,245,536	1,398,488	208,789
Adjusted cash gross margin	42.8%	41.6%	41.4%	41.4%	43.2%	41.5%	41.5%

Operating expenses	(262,471)	(259,463)	(321,719)	(48,032)	(505,651)	(581,182)	(86,768)
Plus: share-based compensation expenses	24,063	41,385	53,551	7,995	54,792	94,936	14,174
Plus: compensation for postcombination employment in an acquisition	-	17,260	17,453	2,606	-	34,713	5,183
Plus: impairment of loan receivable to potential investee	2,816	-	-	-	2,816	-	-
Adjusted operating expenses	(235,592)	(200,818)	(250,715)	(37,431)	(448,043)	(451,533)	(67,411)

Operating profit	97,044	96,058	36,058	5,382	177,176	132,116	19,724
Plus: depreciation and amortization	297,738	349,609	385,876	57,610	597,843	735,485	109,805
Plus: share-based compensation expenses	27,507	43,245	47,485	7,089	62,362	90,730	13,546
Plus: compensation for postcombination employment in an acquisition	-	17,260	17,453	2,606	-	34,713	5,183
Plus: impairment of loan receivable to potential investee	2,816	-	-	-	2,816	-	-
Adjusted EBITDA	425,105	506,172	486,872	72,687	840,197	993,044	148,258
Adjusted EBITDA margin	28.4%	30.8%	28.2%	28.2%	29.1%	29.5%	29.5%

VNET GROUP, INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	June 30, 2021	March 31, 2022	June 30, 2022
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit (loss)	460,472	92,901	(373,507)	(55,764)
Adjustments to reconcile net profit (loss) to net cash generated from operating activities:
Depreciation and amortization	297,738	349,609	385,876	57,610
Stock-based compensation expenses	27,507	43,245	47,485	7,089
Others	(344,711)	39,992	447,480	66,807
Changes in operating assets and liabilities
Accounts and notes receivable	(198,696)	(197,962)	(137,720)	(20,561)
Prepaid expenses and other current assets	324,091	(115,458)	526,090	78,543
Accounts and notes payable	34,035	125,459	76,070	11,357
Accrued expenses and other payables	(1,761)	101,002	21,363	3,189
Deferred revenue	4,228	82	19,989	2,984
Advances from customers	(180,551)	125,243	70,884	10,583
Others	(107,546)	(81,514)	(141,299)	(21,095)
Net cash generated from operating activities	314,806	482,599	942,711	140,742

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(430,071)	(1,005,736)	(527,867)	(78,808)
Purchases of intangible assets	(17,672)	(10,497)	(12,690)	(1,895)
Proceeds from (payments for) investments	139,711	(14,487)	(38,280)	(5,715)
(Payments for) proceeds from other investing activities	(214,308)	(2,038)	208	31
Net cash used in investing activities	(522,340)	(1,032,758)	(578,629)	(86,387)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank borrowings	33,623	650,952	18,860	2,816
Repayment of bank borrowings	(30,300)	(65,570)	(43,275)	(6,461)
Payments for finance lease	(241,709)	(102,073)	(75,145)	(11,219)
Proceed from issuance of convertible promissory notes	-	1,592,627	-	-
Payment for shares repurchase and cancellation	(1,701,807)	-	-	-
Proceeds from (payments for) other financing activities	52,418	137,968	(62,119)	(9,273)
Net cash (used in) generated from financing activities	(1,887,775)	2,213,904	(161,679)	(24,137)

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(60,905)	(7,328)	48,962	7,310
Net (decrease) increase in cash, cash equivalents and restricted cash	(2,156,214)	1,656,417	251,365	37,528
Cash, cash equivalents and restricted cash at beginning of period	7,177,704	1,708,473	3,364,890	502,365
Cash, cash equivalents and restricted cash at end of period	5,021,490	3,364,890	3,616,255	539,893